Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3Z Page 1 Rule 3.19A.3 Appendix 3Z Final Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity James Hardie Industries plc ABN 097 829 895 We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of director Andrea GISLE JOOSEN Date of last notice 24 March 2020 Date that director ceased to be director 26 August 2021 Part 1 – Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities 3,420 fully paid ordinary shares/CUFS registered in the name of Andrea Gisle Joosen Exhibit 99.4

Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Z Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Number & class of securities Indirect interest in 500 ordinary shares/CUFS. The registered holder is Citicorp Nominees Pty Ltd and they are held on account for the beneficial owner Andrea Gisle Joosen. Part 3 – Director’s interests in contracts Detail of contract Not applicable Nature of interest Nil Name of registered holder (if issued securities) Not applicable No. and class of securities to which interest relates Nil